EXHIBIT 99.1

Solaris completes Warintza drilling campaign and advances key de-risking milestones ahead of major near-term value catalysts

HIGHLIGHTS:

  Solaris completes significant drilling campaign at its flagship Warintza project
    82,000 metres of infill drilling
    Updated Mineral Resource Estimate targeted for Q3 2025
    Step-out field exploration activities are ongoing
  Technical approval of the Environmental Impact Assessment on target for mid-2025

  Pre-Feasibility Study on target for publication in Q3 2025

  Re-election of President Daniel Noboa provides political stability, reinforcing the supportive policy environment

QUITO, Ecuador, April 22, 2025 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to announce the completion of a significant drilling campaign at its flagship Warintza Project in southeastern Ecuador, alongside key developments that continue to strategically de-risk and enhance the value of this globally significant copper asset.

Between January 2024 and February 2025, Solaris completed over 82,000 metres of infill drilling, positioning the Company to upgrade a substantial portion of Inferred Resources to the Measured and Indicated categories. An updated Mineral Resource Estimate (MRE), targeted for Q3 2025, will incorporate this data, adding precision and confidence ahead of economic studies and advancing the Warintza Project toward development. The drilling campaign also included more than 15,000 metres of geotechnical, hydrogeological and metallurgical holes that will support the technical studies for the project.

To date, Solaris has drilled over 200,000 metres across the Warintza Central and East porphyry systems. This extensive dataset supports a highly flexible, staged mine plan underpinned by near-surface mineralization, which is expected to materially reduce initial capital requirements. In parallel, improved geological insights have provided an understanding of the highly competitive overburden to ore profiling over the mine life.

As Warintza evolves into a near term, tier-one, multigenerational copper project, Solaris is simultaneously unlocking value across its broader 100%-owned land package of over 260 km², which contains several high-priority regional targets. Step-out field exploration activities are ongoing.

On the infrastructure front, Solaris has now completed 20 kilometres of internal road access, enabling year-round vehicular reach to all project areas. This significantly accelerates the timelines and reduces cost during the construction phase, a key advantage as the Company transitions into development readiness.

The recent re-election of President Daniel Noboa provides political stability, reinforcing the supportive policy environment that has enabled Solaris to maintain progress on permitting and stakeholder engagement. The Company is advancing the technical review of the Environmental Impact Assessment (EIA) in collaboration with Ecuador’s Ministries of Environment and Mines, with approval on target for mid-2025.

In parallel, Solaris is advancing its Pre-Feasibility Study (PFS), led by Ausenco and Knight Piésold, with completion targeted for Q3 2025. Work will then transition into the Bankable Feasibility Study, further underpinning a fully optimized and financeable development plan.

Solaris remains committed to its participatory mining model, fostering strong local partnerships and social license while building long-term value for all stakeholders. With sustained progress across technical, environmental, and social fronts, the Company is on track to deliver a Final Investment Decision (FID) by year-end 2026, a pivotal milestone aligned with a robust global copper market outlook.

Matthew Rowlinson, President and CEO commented, “Ecuador’s future is filled with promise, and we look forward to working hand-in-hand with the new government to unlock the full potential of the Warintza Copper Project, a unique, global-scale, tier 1, multigenerational asset, for Ecuador, by Ecuador.

“Warintza stands as a symbol of what sustainable and responsible development can achieve. Our commitment to operating with integrity, empowering local communities, and creating lasting value for all stakeholders remains at the core of everything we do.

“We are excited for what lies ahead and proud to support Ecuador’s journey toward a bright and prosperous future.”

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, is a unique, global scale and multigenerational asset located in the low capital intensity district of southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the Company’s future growth or value, and expectations regarding the performance and focus of the new management team and Board of Directors; the terms of the private placement; the ability of the Company to satisfy regulatory, stock exchange and commercial closing conditions of the private placement; and the timing, benefits, structure and completion of the proposed emigration. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.